Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

October 29, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First American Group Inc.
Amendment No. 1 to Form 8-K Filed September 18, 2015 File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, First American Group Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated September 28, 2015. Amendment No. 2 to the Company's referenced Current Report onForm 8-K was filed with the Commission via EDGAR on October 27, 2015.

The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form 8-K.

Description of Business

Overview of Loop Holdings, page 4

1. Please disclose that you have not made any milestone payments under the Intellectual Property Assignment Agreement as of May 31, 2015.

Company response: The Company has added the requested disclosure to page 4.

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Risk Factors

If we are not able to develop out business as anticipated…, page 10

2. We reissue comment 12; please update your financial risk related disclosure through the period of May 31, 2015. In doing so, please disclose your net loss of $264,632.

Company response: The Company has added the requested disclosure to the first rick factor on page 10.

Directors and Executive Officers, page 26

3. Your disclosure for "Daniel Solomita" refers to Donald Danks. Please revise. In addition, we note from your response that Mr. Solomita owns and operates SMH Recycling, which is currently doing business as 8198381 Canada Inc. Please disclose his role with SMH Recycling pursuant to Item 401(e) of Regulation S-K.

Company response: The Company has added the following disclosure to page 26: "SMH Recycling has nominal operations, and Mr. Solomita's duties with SMH Recycling are as an owner maintaining the existence of the entity."

4. Please further revise the biography of Mr. Danks to state his principal occupation and employment during the past five years.

Company response: The Company has added the text "(which has been his principal occupation and employment during the past five years)" the last sentence of his biography on page 27, in response to this comment.

Market Information, page 32

5. We note your response to comment 20. We continue to believe that the high and low closing bid prices that you provided are incorrect. Please revise.

Company response: The Company has changed all bid and ask prices to $0.00 in response to this comment.

Financial Statements as of and for the period ended February 28, 2015

Note 6 – Commitments and Contingencies

Accounting Treatment of the Consideration, page F-18

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Company response:

6. We note your response to comment 22 and understand the shares were fully vested and non-forfeitable. We also note the consulting agreement is a twelve month agreement. Explain to us why you did not record $712,000, the value of consideration paid at the inception of the agreement, as a prepaid expense or revise your accounting for this and other similar agreements.

Note 9 - Subsequent Events

Entry into a Technology Transfer Agreement…, page F-21

Company response: On October 26, 2015 the Company sent to the Staff, via Fedex, a request under Commission Rule 12b-4 that certain materials be treated as supplemental information. Such supplemental materials respond to this comment.

7. Please clarify, if true, that the cost recorded by the Company is the same as what was historically incurred by 8198381 Canada Inc. or advise us.

Company response: 8198381 Canada Inc. invoiced the Company $200,000 and $50,000 of work-for-hire research and development services for the period from March 1, 2015 through June 22, 2015 and for the period from October 23, 2014 (inception) through February 28, 2015, respectively.

The sole purpose of entry into a technology transfer agreement was to memorialize the work-for-hire research and development arrangement between 8198381 Canada Inc. and the Company and the assignment/transfer of technology and information from 8198381 Canada Inc. to the Company for work performed through June 22, 2015 under the 8198381 Canada Inc. oral contract.

Additionally, in response to the Staff's oral comments transmitted via telephone on October 1, 2015, the Company has (i) added to disclosure to page 4 and revised the second full risk factor on page 10 to clarify the transactions under the Intellectual Property Assignment Agreement, (ii) added two schedules, including Schedule 1.1(gg), titled, Specifications, and Schedule 2.2(a), titled, Escrow Agreement, to the Intellectual Property Assignment Agreement filed as Exhibit 10.1, (iii) added Addendum to Intellectual Property Assignment Agreement, filed as Exhibit 10.8, (iv) added Assignment and Moral Rights Waiver, filed as Exhibit 10.9, and (v) added the following text to Footnote 4 to the financial statements filed as Exhibits 99.1 and 99.2, to clarify that certain payments made under the Intellectual Property Assignment Agreement, filed as Exhibit 10.1, were made in United States Dollars: "Intellectual property acquisition obligations (including but not limited to a payment for $212,880) under the Agreement, however, have been paid in United States Dollars in amounts equivalent to Canadian Dollars."

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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